Exhibit 99.1

TowerJazz Provides 2016 Growth Outlook;
Built upon 2015 Notable Increases in Record Revenues
with the Associated Margins and Net Profit

Fourth Quarter 2015 Results: Record Revenue of $255 million,
Record EBITDA of $76 million, Strong Net Profit of $22 million

MIGDAL HAEMEK, ISRAEL – February 24, 2016 – TowerJazz (NASDAQ: TSEM & TASE: TSEM) today reports results for the fourth quarter and full year of 2015 ended December 31, 2015.

Highlights

•	Record results for the fourth quarter of 2015:

o
Revenues at a record of $255 million, crossing the $1 billion annual run rate, with 8% growth as compared to the fourth quarter of 2014, including 21% organic growth (i.e excluding revenues from Panasonic);

o	Net profit of $22 million in the fourth quarter, compared with $0.6 million in the fourth quarter of 2014 and $14 million in the prior quarter;

o	EBITDA of $76 million, representing growth of 35% compared to the fourth quarter of 2014 and 20% quarter over quarter ;

•	Record revenues for the full year of 2015 of $961 million, 16% year over year growth, including 27% organic growth (i.e excluding revenues from Micron and Panasonic);

•
Cash and short-term deposits balance as of December 31, 2015 of $206 million as compared to December 31, 2014 cash balance of $187 million. Net debt is $105 million as of December 31, 2015, representing $213 million lower net debt year over year;

o	December 31, 2015 net debt to EBITDA ratio below 0.4X;

•
During the first quarter of 2016, completed the acquisition of Maxim’s fab in San Antonio, Texas, expanding worldwide manufacturing capacity by additional 28,000 wafers per month with 15 year committed supply agreement with Maxim. This is in addition to the existing foundry relationship between the companies;

•	Expects revenues for the first quarter of 2016 to be $276 million with an upward or downward range of 5%, representing 22% year over year increase and 8% quarter over quarter growth.

Fourth Quarter Results Overview

Revenues for the 2015 fourth quarter were a record $255 million, reflecting 8% growth as compared with the fourth quarter of 2014 and 4% higher than the immediately preceding quarter.

GAAP gross profit for the fourth quarter of 2015 was $65 million, with 25% gross margins and an increase of 69% as compared with $38 million gross profit in the fourth quarter of 2014, with 16% gross margins and an increase of 17% as compared with $55 million gross profit in the immediately preceding quarter, with 23% gross margins.

GAAP operating profit was $34 million for the fourth quarter of 2015, 21% increase as compared with $28 million reported in the fourth quarter of 2014 and 43% increase as compared with $24 million operating profit in the immediately preceding quarter.

GAAP net profit for the fourth quarter of 2015 was $22 million, or $0.28 basic earnings per share, demonstrating increased sustainable GAAP net profit, as compared with $14 million or $0.18 earnings per share in the immediately preceding quarter and $0.6 million, or $0.01 earnings per share in the fourth quarter of 2014.

On a non-GAAP basis, as described and reconciled in the tables below, gross profit for the fourth quarter of 2015 was $104 million, reflecting a 41% gross margin,  an increase of 24% as compared with $84 million gross profit reported for the fourth quarter of 2014. On a non-GAAP basis, net profit for the quarter was $70 million or $0.88 basic earning per shares, as compared with $46 million or $0.83 per share reported in the fourth quarter of 2014, and as compared with $58 million or $0.74 per share reported in the immediately preceding quarter.

EBITDA totaled to approximately $76 million or 30% EBITDA margin, a 35% increase as compared with $56 million or 24% EBITDA margin in the fourth quarter of 2014 and a 20% sequential increase as compared with $63 million or 26% EBITDA margin in the immediately preceding quarter.

 Cash and short-term deposits on December 31, 2015 are $206 million, as compared with $155 million as of September 30, 2015. The main cash activities during the fourth quarter of 2015 were comprised of the following: $55 million cash generated from operations, excluding  interest payments of $1.6 million; $4 million received from exercise or warrants and options; a receipt of $71 million long-term loan by TPSCo from JA Mitsui bank and Sumitomo Mitsui Trust bank; investments of $58 million in fixed assets, net; $18 million of debt principal payments to banks and bondholders; and $1.6 million dividend payment to Panasonic by TPSCo.

Shareholders' equity as of December 31, 2015 was $386 million, nearly 2X higher as compared with $196 million as of December 31, 2014 and an increase of 19% as compared with $325 million as of September 30, 2015. Current ratio increased to 2.1X, as compared with 1.3X as of December 31, 2014 and 1.6X as of September 30, 2015. Net debt amounted $105 million as of December 31, 2015, reflecting a net debt to EBITDA ratio of below 0.4X, as compared with net debt of $318 million as of December 31, 2014.

Full Year 2015 Financial Results

Revenues for 2015 were a record $961 million, representing 16% growth, as compared with $828 million revenues in 2014.

GAAP gross profit for 2015 was $205 million, more than 3X as compared with gross profit of $64 million in 2014. Net loss for the year on a GAAP basis was $30 million, or $0.40 loss per share, and included $110 million of non-cash financing expenses, net, mainly attributed to accretion and amortization non-cash costs resulting from the successful accelerated conversion of Series F debentures during 2015. GAAP net profit in 2014 was $4.3 million, which included the gain from the acquisition of TPSCo in the net amount of $166 million and $56 million Nishiwaki fab restructuring and impairment costs.

EBITDA for 2015 was $249 million, an increase of 62% compared with $154 for 2014.

Net profit on a non-GAAP basis, for the full year of 2015 was $231 million, or $3.11 basic earnings per share, 81% higher than $128 million or $2.46 earnings per share, in 2014.

As many of the Company’s investors are located in Israel and in Europe and are familiar with and use International Financial Reporting Standards rules (“IFRS”) the Company is voluntarily providing certain financial information on an IFRS basis. Net profit under IFRS was approximately $43 million for the year ended December 31, 2015 as compared with approximately $30 million loss under US GAAP, and basic earnings per share was $0.58 under IFRS as compared with $0.40 basic loss per share under US GAAP. The main difference between US GAAP and IFRS accounting principles as relates to the Company’s statement of operations for this reporting period is the different treatment of financial instruments affecting financing expenses, net. For the comparable year ended December 31, 2014, net profit under IFRS was approximately $25 million as compared with approximately $4 million under US GAAP, and basic earnings per share was $0.48 per share under IFRS as compared with $0.08 per share under US GAAP.

Cash and short-term deposits on December 31, 2015 are $206 million, as compared with $187 million as of December 31, 2014. The main cash activities during the year were comprised of the following: $208 million cash generated from operations, excluding  interest payments of $12 million; $14 million received from exercise or warrants and options; a receipt of $71 million long-term loan by TPSCo from JA Mitsui bank and Sumitomo Mitsui Trust bank; investments of $166 million in fixed assets, net; $70 million of debt principal payments to banks and bondholders; and $25 million Nishiwaki’s employees termination payments in connection with its cessation of operations.

Business Outlook

TowerJazz expects revenues for the first quarter of 2016 ending March 31, 2016 to be $276 million, with an upward or downward range of 5%, representing approximately 22% year over year revenue growth as compared with the first quarter of 2015 and 8% growth as compared with the fourth quarter of 2015. This expected growth is partially attributed to the inclusion of revenues from the San Antonio fab, having commenced in the beginning of February 2016.

Chairman and CEO Commentaries

Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “We are most enthusiastic to enter 2016 having achieved above $1 billion of annualized revenue run rate, and having (i) demonstrated sustainable and growing net profits commencing the second quarter of the past year and (ii) a forward looking business model of profit margin growth utilizing cost covered available capacity to support the continued high customer demand.”

Ellwanger continued, “Built upon the strong revenue and margins growth, we launched a number of strategic technological and operational initiatives. Among those we previously announced were 300mm advanced roadmaps activities for CMOS image sensors and RF products and the recent acquisition of the San Antonio fab from Maxim, which allows us to increase our manufacturing capacity while enhancing our existing customer relationship with this world leader.  These and other such activities add to and build upon a strong foundation enabling continued growing performance, as reflected in our guidance for the first quarter of 2016.”

Mr. Amir Elstein, TowerJazz Chairman of the Board, concluded: “2015 was a noteworthy year, presenting continuous increase in revenues and profitability, and even more important, setting the stage for future growth by adding significant manufacturing capacity and advance leading technological offerings, in order to better serve our customers. Our stated vision is to be the world leader in specialty foundry solutions. With a strong and growing customer base, which includes long term tier-1 partners and with meaningful activities fueling our design wins pipeline, I believe that in 2016 we will continue this path, successfully delivering on our strategy to build an increasingly profitable, fast growing and world leading specialty semiconductor foundry.”

Teleconference and Webcast

TowerJazz will host an investor conference call today, February 24, 2016, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the fourth quarter and full year 2015 and its first quarter 2016 outlook.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com., or by calling: 1-888-668-9141 (U.S. Toll-Free), 03-918-0609 (Israel), +972-3-918-0609 (International).   For those who are not available to listen to the live broadcast, the call will be archived for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP. Some of the financial information in this release, including in the financial tables below, may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures are calculated excluding one or more of the following: (1) depreciation and amortization; (2) compensation expenses in respect of equity grants to directors, officers and employees; (3) Nishiwaki Fab restructuring costs and impairment; (4) TPSCo pre-merger costs; (5) financing expenses, net, other than interest accrued, such that non-GAAP interest expenses and other non-cash financial expenses, net, include only interest accrued during the reported period, whether paid or payable; (6) gain from acquisition; and (7) income tax expense, such that non-GAAP income tax expense includes only taxes paid during the reported period on a cash basis. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of profit or loss, according to U.S. GAAP, excluding Nishiwaki Fab restructuring costs and impairment, TPSCo pre-merger costs,  gain from acquisition, interest and other financing expenses (net), taxes, non-controlling interest, depreciation and amortization and stock based compensation expenses. EBITDA is akin to non-GAAP operating profit, which is reconciled in the tables below. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings. Net debt, as presented in this report, is comprised of the outstanding principal amount of banks loans (in the amounts of approximately $246 million and $194  million as of December 31, 2015 and December 31, 2014, respectively) and the outstanding principal amount of debentures (in the amounts of approximately $65 million and $311 million as of December 31, 2015 and December 31, 2014, respectively), less cash, cash equivalents and interest bearing deposits (in the amounts of approximately $206 million and $187 million as of December 31, 2015 and December 31, 2014, respectively).

The Company uses US GAAP in the preparation of its financial statements. As many of the Company’s investors and analysts are located in Israel and in Europe and are familiar with and use IFRS, the Company has included on a voluntary basis in this release certain financial information on an IFRS basis in addition to US GAAP financials. IFRS differs in certain significant aspects from U.S. GAAP. Net profit under IFRS was approximately $43 million for 2015 and net profit for 2014 was approximately $25 million with the main difference between US GAAP and IFRS accounting principles as relates to the Company’s statement of operations for this reporting period being the different treatment of financial instruments affecting non-cash financing expenses, net.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com or www.tpsemico.com.

CONTACTS:
Noit Levi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
Gavriel Frohwein | GK Investor Relations | (646) 688 3559 | towerjazz@gkir.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) over demand for our foundry services and/or products that exceeds our capacity; (ii) maintaining existing customers and attracting additional customers, (iii) demand in our customers’ end markets, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (x) pending litigation, including the putative shareholder class actions that were recently filed against the Company, certain officers, its directors and/or its external auditor in the US and Israel, following a short sell thesis report issued in January 2016 by a short-selling focused firm, which the Company believes contains false and misleading information about the Company's strategy, business model and financials; (xi) our majority stake in TPSCo and acquisition of TJT, (xii) in the course of the operations cessation, dissolution and closure of TJP within the scope of restructuring our activities and business in Japan, settling any future claims or potential claims from suppliers or other third parties, (xiii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiv)  receipt of orders that are lower than the customer purchase commitments, (xv) failure to receive orders currently expected,  (xvi) possible incurrence of additional indebtedness, (xvii) effect of global recession, unfavorable economic conditions and/or credit crisis, (xviii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xix) may have obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xx) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xxi) to execute debt re-financing, restructuring and/or fundraising to enable the service of our debt and other liabilities, (xxii) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxiii)  the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiv) the concentration of our business in the semiconductor industry, (xxv)  product returns, (xxvi) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvii) competing effectively, (xxviii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers;  (xxix) achieving acceptable device yields, product performance and delivery times,  (xxx) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business locally and internationally and  fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations; and (xxxv) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#      #      #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	December 31,	September 30,	December 31,
	2015	2015	2014

A S S E T S

CURRENT ASSETS
Cash, cash equivalents and interest bearing deposits	$205,575	$155,348	$187,167
Trade accounts receivable	110,065	122,686	99,166
Other receivables	7,376	7,263	5,759
Inventories	105,681	104,396	87,873
Other current assets	18,030	23,731	14,119
Total current assets	446,727	413,424	394,084

LONG-TERM INVESTMENTS	11,737	12,050	11,896

PROPERTY AND EQUIPMENT, NET	459,533	430,477	419,111

INTANGIBLE ASSETS, NET	34,468	36,718	42,037

GOODWILL	7,000	7,000	7,000

OTHER ASSETS, NET	6,759	7,220	10,018

TOTAL ASSETS	$966,224	$906,889	$884,146

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of loans and debentures	$33,259	$49,224	$119,999
Trade accounts payable	91,773	111,917	98,632
Deferred revenue and customers' advances	23,373	14,752	5,478
Other current liabilities	62,714	76,765	76,216
Total current liabilities	211,119	252,658	300,325

LONG-TERM DEBT	256,875	206,801	267,087

LONG-TERM CUSTOMERS' ADVANCES	21,102	21,110	6,272

EMPLOYEE RELATED LIABILITES	14,189	15,786	16,699

DEFERRED TAX LIABILITY	69,744	76,197	75,278

OTHER LONG-TERM LIABILITIES	7,609	9,730	22,924

Total liabilities	580,638	582,282	688,585

TOTAL SHAREHOLDERS' EQUITY	385,586	324,607	195,561

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$966,224	$906,889	$884,146

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT
(dollars in thousands)

	Year	Three months	Three months	Three months
	ended	ended	ended	ended
	December 31,	December 31,	September 30,	December 31,
	2015	2015	2015	2014

Cash at beginning of the period	$187,167	$155,348	$142,503	$195,116

Cash from operations, excluding interest payments	207,584	54,779	54,689	41,218
Exercise of warrants and options, net	14,424	4,168	4,602	5,654
Long-term loan received by TPSCo	70,592	70,592	--	--
Investments in property, equipment and other cap-ex	(165,655)	(58,137)	(39,579)	(26,569)
Debt repayment- principal	(69,689)	(18,006)	(3,000)	(15,980)
Debt repayment- interest	(12,371)	(1,599)	(3,867)	(12,708)
Nishiwaki cessation- employee termination related, net	(24,907)	--	--	436
TPSCo dividend to Panasonic	(1,570)	(1,570)	--	--

Cash at end of the period	$205,575	$205,575	$155,348	$187,167

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2015	2015	2014
	GAAP	GAAP	GAAP

REVENUES	$254,602	$244,181	$235,289

COST OF REVENUES	190,072	188,798	197,197

GROSS PROFIT	64,530	55,383	38,092

OPERATING COSTS AND EXPENSES

Research and development	15,704	15,980	14,378
Marketing, general and administrative	15,478	15,348	15,525
Nishiwaki Fab restructuring costs and impairment, net	(991)	--	(20,228)

	30,191	31,328	9,675

OPERATING PROFIT	34,339	24,055	28,417

INTEREST EXPENSE, NET	(2,366)	(3,567)	(7,817)

OTHER NON CASH FINANCING EXPENSE, NET	(12,751)	(5,312)	(17,156)

OTHER INCOME (EXPENSE), NET	70	(247)	15

PROFIT BEFORE INCOME TAX	19,292	14,929	3,459

INCOME TAX BENEFIT (EXPENSE)	4,779	(927)	740

PROFIT BEFORE NON CONTROLLING INTEREST	24,071	14,002	4,199

NON CONTROLLING INTEREST	(1,992)	(451)	(3,575)

NET PROFIT	$22,079	$13,551	$624

BASIC EARNINGS PER ORDINARY SHARE	$0.28	$0.18	$0.01

Weighted average number of ordinary
shares outstanding - in thousands	79,607	77,370	55,647

DILUTED EARNINGS PER ORDINARY SHARE	$0.25	$0.16	$0.01

Net profit used for diluted earnings per share	$22,079	$13,551	$624

Weighted average number of ordinary
shares outstanding - in thousands, used for diluted earnings per share	88,970	86,837	66,471

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Year ended
	December 31,
	2015	2014
	GAAP	GAAP
REVENUES	$960,561	$828,008

COST OF REVENUES	755,196	764,220

GROSS PROFIT	205,365	63,788

OPERATING COSTS AND EXPENSES

Research and development	61,669	51,841
Marketing, general and administrative	62,793	58,783
Nishiwaki Fab restructuring costs and impairment, net	(991)	55,500
Merger related costs	--	1,229

	123,471	167,353

OPERATING PROFIT (LOSS) (a)	81,894	(103,565)

INTEREST EXPENSE, NET	(13,179)	(33,409)

OTHER NON CASH FINANCING EXPENSE, NET (b)	(109,930)	(55,404)

GAIN FROM ACQUISITION, NET	--	166,404

OTHER INCOME, NET	(190)	(140)

LOSS BEFORE INCOME TAX (a)	(41,405)	(26,114)

INCOME TAX BENEFIT	12,278	24,742

LOSS BEFORE NON CONTROLLING INTEREST (a)	(29,127)	(1,372)

NON CONTROLLING INTEREST	(520)	5,635

NET PROFIT (LOSS) (a)	$(29,647)	$4,263

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$(0.40)	$0.08

Weighted average number of ordinary
shares outstanding - in thousands	74,366	51,798

DILUTED EARNINGS PER ORDINARY SHARE (c),(d)		$0.07

Net profit used for diluted earnings per share (c),(d)		$4,263

Weighted average number of ordinary shares outstanding -
in thousands, used for diluted earnings per share (c),(d)		63,182

(a)
The differences between the above profit (loss) results for the year ended December 31, 2015 as compared with the comparable period's results are mainly due to: (i) $54 million increase in other non cash financing expenses, mainly due to accelerated accretion resulted from the conversion of debentures series F; (ii) $166 million gain from the acquisition of TPSCo included in the year ended December 31, 2014; (iii) $56 million costs related to Nishiwaki Fab cessation of operations recorded in the year ended December 31, 2014; and (iv) gross profit increase of $142 million.

(b)	Other non cash financing expense, net is comprised mainly of accelerated accretion and amortization resulted from the conversion of debentures series F.
(c)	Fully diluted earnings per share calculation and presentation are not required under GAAP for periods with GAAP loss.
(d)
Fully diluted share count is comprised as follows: 86 million outstanding shares as of the date of this release, 12 million possible shares underlying options and warrants, 3 million underlying capital notes and 6 million underlying convertible bonds (unless repayable with cash), totaling to 107 million.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Three months ended		Three months ended			Three months ended
	December 31,	September 30,	December 31,	September 30,		December 31,	September 30,
	2015	2015	2015	2015		2015	2015
	non-GAAP		Adjustments (see notes below)			GAAP

REVENUES	$254,602	$244,181	$--	$--		$254,602	$244,181

COST OF REVENUES	150,322	150,575	39,750 (a)	38,223	(a)	190,072	188,798

GROSS PROFIT	104,280	93,606	(39,750)	(38,223)		64,530	55,383

OPERATING COSTS AND EXPENSES

Research and development	14,224	15,777	1,480 (b)	203	(b)	15,704	15,980
Marketing, general and administrative	14,518	14,776	960 (c)	572	(c)	15,478	15,348
Nishiwaki Fab restructuring costs and impairment, net	--	--	(991)	--		(991)	--

	28,742	30,553	1,449	775		30,191	31,328

OPERATING PROFIT	75,538	63,053	(41,199)	(38,998)		34,339	24,055

INTEREST EXPENSE, NET	(2,366)	(3,567)	-- (d)	--	(d)	(2,366)	(3,567)

OTHER NON CASH FINANCING EXPENSE, NET (e)	--	--	(12,751)	(5,312)		(12,751)	(5,312)

OTHER INCOME (EXPENSE), NET	70	(247)	--	--		70	(247)

PROFIT BEFORE INCOME TAX	73,242	59,239	(53,950)	(44,310)		19,292	14,929

INCOME TAX BENEFIT (EXPENSE)	(1,107)	(1,195)	5,886 (f)	268	(f)	4,779	(927)

PROFIT BEFORE NON CONTROLLING INTEREST	72,135	58,044	(48,064)	(44,042)		24,071	14,002

NON CONTROLLING INTEREST	(1,992)	(451)	-- (g)	--	(g)	(1,992)	(451)

NET PROFIT	$70,143	$57,593	$(48,064)	$(44,042)		$22,079	$13,551

GROSS MARGIN	41.0%	38.3%				25.3%	22.7%

OPERATING MARGIN	29.7%	25.8%				13.5%	9.9%

NET MARGIN	27.6%	23.6%				8.7%	5.5%

BASIC EARNINGS PER ORDINARY SHARE	$0.88	$0.74				$0.28	$0.18

(a)
Includes depreciation and amortization expenses of fixed and other assets in the amounts of $39,064 and $37,491 and stock based compensation costs in the amounts of $686 and $732 for the three months ended December 31, 2015 and September 30, 2015 respectively.

(b)
Includes depreciation and amortization expenses (income) of fixed and other assets in the amounts of $961 and ($395) and stock based compensation costs in the amounts of $519 and $598 for the three months ended December 31, 2015 and September 30, 2015 respectively.

(c)
Includes depreciation and amortization expenses (income) of fixed and other assets in the amounts of $190 and ($410) and stock based compensation costs in the amounts of $770 and $982 for the three months ended December 31, 2015 and September 30, 2015 respectively.

(d)	Non-GAAP interest expense, net includes only interest on an accrual basis.
(e)	Other non cash financing expense, net is comprised mainly of accelerated accretion and amortization resulted from the conversion of debentures series F.
(f)	Non-GAAP income tax expense includes taxes paid during the period on a cash basis.
(g)	Non-GAAP non-controlling interest does not include any adjustments relating to the company's 51% stake in TPSCo.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Three months ended		Three months ended			Three months ended
	December 31,		December 31,			December 31,
	2015	2014	2015	2014		2015	2014
	non-GAAP		Adjustments (see notes below)			GAAP

REVENUES	$254,602	$235,289	$--	$--		$254,602	$235,289

COST OF REVENUES	150,322	151,105	39,750 (a)	46,092	(a)	190,072	197,197

GROSS PROFIT	104,280	84,184	(39,750)	(46,092)		64,530	38,092

OPERATING COSTS AND EXPENSES

Research and development	14,224	13,676	1,480 (b)	702	(b)	15,704	14,378
Marketing, general and administrative	14,518	14,623	960 (c)	902	(c)	15,478	15,525
Nishiwaki Fab restructuring costs and impairment, net	--	--	(991)	(20,228)		(991)	(20,228)

	28,742	28,299	1,449	(18,624)		30,191	9,675

OPERATING PROFIT	75,538	55,885	(41,199)	(27,468)		34,339	28,417

INTEREST EXPENSE, NET	(2,366)	(7,817)	-- (d)	--	(d)	(2,366)	(7,817)

OTHER NON CASH FINANCING EXPENSE, NET (g)	--	--	(12,751)	(17,156)		(12,751)	(17,156)

OTHER INCOME, NET	70	15	--	--		70	15

PROFIT BEFORE INCOME TAX	73,242	48,083	(53,950)	(44,624)		19,292	3,459

INCOME TAX BENEFIT (EXPENSE)	(1,107)	1,410	5,886 (e)	(670	)(e)	4,779	740

PROFIT BEFORE NON CONTROLLING INTEREST	72,135	49,493	(48,064)	(45,294)		24,071	4,199

NON CONTROLLING INTEREST	(1,992)	(3,575)	-- (f)	--	(f)	(1,992)	(3,575)

NET PROFIT	$70,143	$45,918	$(48,064)	$(45,294)		$22,079	$624

GROSS MARGIN	41.0%	35.8%				25.3%	16.2%

OPERATING MARGIN	29.7%	23.8%				13.5%	12.1%

NET MARGIN	27.6%	19.5%				8.7%	0.3%

BASIC EARNINGS PER ORDINARY SHARE	$0.88	$0.83				$0.28	$0.01

(a)
Includes depreciation and amortization expenses of fixed and other assets in the amounts of $39,064 and $46,082 and stock based compensation costs in the amounts of $686 and $10 for the three months ended December 31, 2015 and December 31, 2014 respectively.

(b)
Includes depreciation and amortization expenses of fixed and other assets in the amounts of $961 and $398 and stock based compensation costs in the amounts of $519 and $304 for the three months ended December 31, 2015 and December 31, 2014 respectively.

(c)
Includes depreciation and amortization expenses of fixed and other assets in the amounts of $190 and $213 and stock based compensation costs in the amounts of $770 and $689 for the three months ended December 31, 2015 and December 31, 2014 respectively.

(d)	Non-GAAP interest expense, net includes only interest on an accrual basis.
(e)	Non-GAAP income tax benefit (expense) includes taxes received (paid) during the period on a cash basis.
(f)	Non-GAAP non-controlling interest does not include any adjustments relating to the company's 51% stake in TPSCo.
(g)	Other non cash financing expense, net is comprised mainly of accelerated accretion and amortization resulted from the conversion of debentures series F.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Year ended		Year ended			Year ended
	December 31,		December 31,			December 31,
	2015	2014	2015	2014		2015		2014
	non-GAAP		Adjustments (see notes below)			GAAP

REVENUES	$960,561	$828,008	$--	$--		$960,561		$828,008

COST OF REVENUES	594,610	569,102	160,586 (a)	195,118	(a)	755,196		764,220

GROSS PROFIT	365,951	258,906	(160,586)	(195,118)		205,365		63,788

OPERATING COSTS AND EXPENSES

Research and development	58,797	49,976	2,872 (b)	1,865	(b)	61,669		51,841
Marketing, general and administrative	58,608	55,057	4,185 (c)	3,726	(c)	62,793		58,783
Nishiwaki Fab restructuring costs and impairment, net	--	--	(991)	55,500		(991)		55,500
Merger related costs	--	--	--	1,229		--		1,229

	117,405	105,033	6,066	62,320		123,471		167,353

OPERATING PROFIT (LOSS)	248,546	153,873	(166,652)	(257,438)		81,894	(g)	(103,565)

INTEREST EXPENSE, NET	(13,179)	(33,409)	-- (d)	--	(d)	(13,179)		(33,409)

OTHER NON CASH FINANCING EXPENSE, NET (h)	--	--	(109,930)	(55,404)		(109,930)		(55,404)

GAIN FROM ACQUISITION, NET	--	--	--	166,404		--		166,404

OTHER EXPENSE, NET	(190)	(140)	--	--		(190)		(140)

PROFIT (LOSS) BEFORE INCOME TAX	235,177	120,324	(276,582)	(146,438)		(41,405	)(g)	(26,114)

INCOME TAX BENEFIT (EXPENSE)	(3,469)	1,563	15,747 (e)	23,179	(e)	12,278		24,742

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	231,708	121,887	(260,835)	(123,259)		(29,127	)(g)	(1,372)

NON CONTROLLING INTEREST	(520)	5,635	-- (f)	--	(f)	(520)		5,635

NET PROFIT (LOSS)	$231,188	$127,522	$(260,835)	$(123,259)		$(29,647	)(g)	$4,263

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$3.11	$2.46				$(0.40)		$0.08

Weighted average number of ordinary
shares outstanding - in thousands	74,366	51,798				74,366		51,798

(a)
Includes depreciation and amortization expenses of fixed and other assets in the amounts of $158,372 and $194,365 and stock based compensation costs in the amounts of $2,214 and $753 for the year ended December 31, 2015 and December 31, 2014, respectively.

(b)
Includes depreciation and amortization expenses of fixed and other assets in the amounts of $967 and $831 and stock based compensation costs in the amounts of $1,905 and $1,034 for the year ended December 31, 2015 and December 31, 2014, respectively.

(c)
Includes depreciation and amortization expenses of fixed and other assets in the amounts of $764 and $829 and stock based compensation costs in the amounts of $3,421 and $2,897 for the year ended December 31, 2015 and December 31, 2014, respectively.

(d)	Non-GAAP interest expense, net includes only interest on an accrual basis.
(e)	Non-GAAP income tax benefit (expense) includes taxes received (paid) during the period on a cash basis.
(f)	Non-GAAP non-controlling interest does not include any adjustments relating to the company's 51% stake in TPSCo.
(g)
The differences between the above profit (loss) results for the year ended December 31, 2015 as compared with the comparable period's results are mainly due to: (i) $54 million increase in other non cash financing expenses, mainly due to accelerated accretion resulted from the conversion of debentures series F; (ii) $166 million gain from the acquisition of TPSCo included in the year ended December 31, 2014; (iii) $56 million costs related to Nishiwaki Fab cessation of operations recorded in the year ended December 31, 2014; and (iv) gross profit increase of $142 million.

(h)	Other non cash financing expense, net is comprised mainly of accelerated accretion and amortization resulted from the conversion of debentures series F.